Exhibit 99.1

China Rapid Finance Named “2019 China New Finance Top 50” by Hurun Report

SHANGHAI, January 18, 2019 /PRNewswire/ — China Rapid Finance Limited (“XRF” or “the Company”) (NYSE: XRF), operator of one of China’s largest consumer lending marketplaces, today announced that it was named as one of the “2019 China New Finance Top 50” by Hurun Report.  The Hurun Report, founded by Rupert Hoogewerf in 1999, is a magazine best known for its “China Rich List”, a ranking of China’s wealthiest individuals.

The top 50 list was selected through a rigorous approach based on a matrix of eight measurements that included company scale, growth, fund raising, industry leadership, risk control, media coverage, staffing, and user impressions. China Rapid Finance is one of the ten online lending companies that were named as the “2019 China New Finance Top 50” players.

“We are honored to be recognized for the fourth consecutive year by the Hurun Report in its top 50 list,” said Russell Krauss, co-Chief Executive Officer and Vice Chairman of the Company. “The past year was challenging for the P2P lending industry, so we increased focus on our customers and product innovation. Recognition as one of the leading players in the new finance sector reinforces the confidence in our leadership position during this period of industry reform.”

About China Rapid Finance

China Rapid Finance operates a leading online consumer finance marketplace in China, facilitating millions of loans annually. The Company deploys machine learning and proprietary decision technology to facilitate affordable digital credit for one of the world's largest untapped consumer credit markets: China's mobile-active consumers. China Rapid Finance utilizes its proprietary, mobile-first technology to efficiently select creditworthy consumers for its platform. The Company facilitates smaller, shorter-term initial loans to these qualified consumers and then enables larger, longer-term loans for returning borrowers who demonstrate positive credit behavior. This differentiated strategy positions the platform to attract and retain high quality consumers who generate significant customer lifetime value. China Rapid Finance was founded by Dr. Zane Wang, who has decades of consumer credit experience in the U.S. and China, and is governed by a global board of directors. For more information, please visit http://ir.crfchina.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "may," "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations from management in this announcement, China Rapid Finance's financial outlook as well as China Rapid Finance's strategic and operational plans contain forward-looking statements. China Rapid Finance may also make

Exhibit 99.1

written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Rapid Finance's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in China Rapid Finance's pursuit of its goals and strategies; the unexpected developments, including slow growth, in the consumer lending market; reduced demand for, and market acceptance of, China Rapid Finance's products and services; difficulties keeping and strengthening relationships with borrowers or investors; difficulties of expanding data and channel partnerships, potentially costly servicing activities; competition in the consumer lending market; PRC governmental regulations and policies; and general economic and business conditions in the regions where China Rapid Finance provides products and services. Further information regarding these and other risks is included in China Rapid Finance's reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of this announcement, and China Rapid Finance undertakes no duty to update such information except as required under applicable law.

Investor Relations Contacts:

Internal:

China Rapid Finance

Marlene Pan

Director of Investor Relations

Tel: +86 (21) 6032-5999

Email: IR@crfchina.com

External:

The Blueshirt Group

Gary T. Dvorchak, CFA

Tel: +1 (323) 240-5796

Email: gary@blueshirtgroup.com